SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                         REYNOLDS, SMITH AND HILLS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Kenneth R. Jacobson                          William B. Marianes
         Chief Financial Officer                      Troutman Sanders LLP
         4651 Salisbury Road                          600 Peachtree Street, N.E.
         Jacksonville, Florida  32256                 Suite 5200
         (904) 296-2000                               Atlanta, Georgia  30308
                                                      (404) 885-3000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                November 30, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
     ----

                         (Continued on following pages)


                              (Page 1 of 17 Pages)

                                                                       EXHIBIT 3

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Dale A. Barnes
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------  ------ -----------------------------------------------
       NUMBER OF

         SHARES           7      SOLE VOTING POWER                11,199 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           11,199 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------  ------ -----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,199 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.36%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          John J. Bottaro
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) X
                                                                   (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____

-------- -----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------

       NUMBER OF

         SHARES           7      SOLE VOTING POWER                4,763 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           4,763 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,763 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.01%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          David E. Clavier
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                  (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF

         SHARES           7      SOLE VOTING POWER                2,736 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           2,736 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,736 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.58%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Darold F. Cole
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                  (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF

         SHARES           7      SOLE VOTING POWER                28,728 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           28,728 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,728 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.07%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Joseph N. Debs
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                  (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF

         SHARES           7      SOLE VOTING POWER                12,403 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           12,403 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,403 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.62%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lawrence D. Ellis
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                  (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
-------- -----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF

         SHARES           7      SOLE VOTING POWER                2,141 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           2,141 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,141 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                         ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.45%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Kenneth R. Jacobson
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                  (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF

         SHARES           7      SOLE VOTING POWER                2,048 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           2,048 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,048 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.43%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Leerie T. Jenkins, Jr.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                  (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF

         SHARES           7      SOLE VOTING POWER                77,808 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           77,808 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          77,808 Shares
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.43%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          J. Ronald Ratliff
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                  (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF

         SHARES           7      SOLE VOTING POWER                39,982 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           39,982 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          39,982 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.44%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Brian P. Reed
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                  (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF

         SHARES           7      SOLE VOTING POWER                8,628 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           8,628 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,628 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.82%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          David K. Robertson
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                  (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
-------- -----------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF and SC
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5         TO ITEM 2(d) or 2(e)                                             ____
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------ -----------------------------------------------
       NUMBER OF

         SHARES           7      SOLE VOTING POWER                32,530 Shares
                          ------ -----------------------------------------------
      BENEFICIALLY

        OWNED BY          8      SHARED VOTING POWER              0 Shares
                          ------ -----------------------------------------------
          EACH

       REPORTING          9      SOLE DISPOSITIVE POWER           32,530 Shares
                          ------ -----------------------------------------------
      PERSON WITH

                          10     SHARED DISPOSITIVE POWER         0 Shares
------------------------- ------ -----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,530 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   ____
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.87%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

     This Amendment No. 3 ("Amendment No. 3") amends the Statement on Schedule 13D (the "Schedule 13D") filed on November 8, 1999, as amended by Amendment No. 1 filed on March 8, 2000, and Amendment No. 2 filed on July 21, 2000.


Item 1.  Security and Issuer.

     This Amendment No. 3 is filed with respect to shares of Common Stock, $0.01 par value per share ("Common Stock"), of Reynolds, Smith and Hills, Inc., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 4651 Salisbury Road, Suite 400, Jacksonville, Florida 32256.


Item 2.  Identity and Background.

         This statement is filed by and on behalf of a group consisting of the following 11 individuals, who are all officers of the Company. The members of the group are referred to collectively as the "Reporting Persons."

         Set forth below is the name, position and present principal occupation of each of the Reporting Persons. Except as otherwise indicated, (i) the business address of each of such persons is 4651 Salisbury Road, Jacksonville, Florida 32256, (ii) each of such persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, (iii) during the last five years, each of such persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and (iv) each of such persons is a citizen of the United States.

Name                                Present Principal Occupation with RS&H

Dale A. Barnes......................President of Subsidiary Corporation
John J. Bottaro.....................Senior Vice President
David E. Clavier....................Senior Vice President
Darold F. Cole......................Senior Vice President and Director
Joseph N. Debs......................Senior Vice President
Lawrence D. Ellis...................Senior Vice President
Kenneth R. Jacobson.................Chief Financial Officer, Executive Vice
                                    President and General Counsel
Leerie T. Jenkins, Jr...............Chief Executive Officer and Chairman
J. Ronald Ratliff...................Executive Vice President and Director
Brian P. Reed.......................Senior Vice President
David K. Robertson..................Chief Operating Officer, Secretary,
                                    Treasurer, Executive Vice President and
                                    Director

Item 3.  Source and Amount of Funds or Other Consideration.

         The Schedule 13D to which this Amendment No. 3 relates was necessitated by the decision of the Reporting Persons to discontinue the acquisition of shares of Common Stock as a group and then distributing the shares pro rata among all Reporting Persons (as described in Item 4 below). Accordingly, this item is not applicable.


Item 4.  Purpose of Transaction.

         On October 29, 1999, each of the Reporting Persons agreed to act as a group in the acquisition of shares of Common Stock and to distribute the shares pro rata among all Reporting Persons. The financing of these acquisitions was provided by the Company through loans of up to $10,000 in principal amount to each of the Reporting Persons pursuant to a promissory note executed by such Reporting Person (the "Promissory Note"). The only recourse the Company has against the Reporting Persons for repayment of each of the Promissory Notes is the shares of Common Stock purchased with the proceeds of the Promissory Note pursuant to a pledge agreement entered into between the Company and each of the Reporting Persons (the "Pledge Agreement"). Copies of the Form of Promissory Note and Form of Pledge Agreement were filed as Exhibits 1 and 2 to the Schedule 13D and are incorporated herein by this reference.

         Effective November 30, the Reporting Persons agreed to discontinue the acquisition of shares of Common Stock as a group. Therefore, the obligation of the Reporting Persons to file as a "group" on Schedule 13D is terminated. Due to the termination of the "group" only those individual Reporting Persons obligated to file a Schedule 13D with respect to their holdings of Common Stock will continue to file on Schedule 13D. No other Reporting Persons will file a
Schedule 13D.

         The Reporting Persons may from time to time (i) acquire additional Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

         Except as described above, and except for the expectations that each of the Reporting Persons may from time to time sell the Company's Common Stock, purchase shares of the Company's Common Stock through the Company's 401(k) Plan and the exercise of stock options granted to the Reporting Persons, and receive the Company's Common Stock pursuant to the Company's stock bonus plans (depending upon market conditions, need for funds, and other factors personal to each Reporting Person), none of the Reporting Persons has any present plans or proposals with respect to the Company that relate to or could result in the occurrence of any of the matters set forth in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)(b) The beneficial ownership of the Company's Common Stock of each of the Reporting Persons as of November 30, 2000 and based upon information provided by the Company is set forth in the table below. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares of Common Stock indicated in the table below.



       -------------------------------------------------------------------------
       Name of Reporting Person          Number of Shares            Percentage
                                         Beneficially Owned
       -------------------------------------------------------------------------
       Dale A. Barnes                         11,199                      2.36%
       -------------------------------------------------------------------------
       John J. Bottaro                        4,763                       1.01
       -------------------------------------------------------------------------
       David E. Clavier                       2,736                       0.58
       -------------------------------------------------------------------------
       Darold F. Cole                         28,728                      6.07
       -------------------------------------------------------------------------
       Joseph N. Debs                         12,403                      2.62
       -------------------------------------------------------------------------
       Lawrence D. Ellis                      2,141                       0.45
       -------------------------------------------------------------------------
       Kenneth R. Jacobson                    2,048                       0.43
       -------------------------------------------------------------------------
       Leerie T. Jenkins, Jr.                 77,808                     16.43
       -------------------------------------------------------------------------
       J. Ronald Ratliff                      39,982                      8.44
       -------------------------------------------------------------------------
       Brian P. Reed                          8,628                       1.82
       -------------------------------------------------------------------------
       David K. Robertson                     32,530                      6.87
       -------------------------------------------------------------------------


         (c) On October 11, 2000, two Reporting Persons purchased on the open market 385 shares of the Company's Common Stock for an aggregate purchase price of $3,273. Kenneth R. Jacobson and Brian P. Reed purchased 200 and 185 shares, respectively, from an individual shareholder at the price of $8.50 per share.

          In  addition,   the  following   Reporting  Persons  have  effected  a
transaction in the Common Stock of the Company through the purchase of such stock on September 30, 2000 pursuant to the Company's 401(k) Plan:

     ---------------------------------------------------------------------------
         Reporting Persons            Number of Shares     Price Per Share
     ---------------------------------------------------------------------------
         David E. Clavier                   83                  $15.00
     ---------------------------------------------------------------------------
         Lawrence D. Ellis                  30                  $15.00
     ---------------------------------------------------------------------------
         Leerie T. Jenkins, Jr.            127                  $15.00
     ---------------------------------------------------------------------------
         David K. Robertson                 81                  $15.00
     ---------------------------------------------------------------------------


         (d)      Not applicable.

         (e) Effective November 30, 2000 (as described in Item 4 above), each of the Reporting Persons except Darold F. Cole, Leerie T. Jenkins, Jr., J. Ronald Ratliff and David K. Robertson ceased to be the beneficial owner of more than five percent of the Company's Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The termination of the acquisition of shares of Common Stock as a group terminates any and all contracts, arrangements, understandings or relationships between or among the Reporting Persons regarding the acquisition, holding, voting or disposition of any Common Stock of the Company.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Form of Promissory Note dated November 8, 1999 between the Company and each of the Reporting Persons (Incorporated by reference to the original
Schedule 13D, filed November 8, 1999).

         2. Form of Pledge Agreement dated November 8, 1999 between the Company and each of the Reporting Persons (Incorporated by reference to the original
Schedule 13D, filed November 8, 1999).

         3. Joint Filing Agreement dated March 6, 2000 among the Reporting Persons (Incorporated by reference to Schedule 13D Amendment No. 1, filed March 8, 2000).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2000

                                                  By:  /s/Dale A. Barnes
                                                       -----------------
                                                         Dale A. Barnes


                                                  By:  /s/John J. Bottaro
                                                       ------------------
                                                         John J. Bottaro


                                                  By:  /s/David E. Clavier
                                                       -------------------
                                                         David E. Clavier


                                                  By:  /s/Donald F. Cole
                                                       -----------------
                                                         Donald F. Cole


                                                  By:  /s/Joseph N. Debs
                                                       -----------------
                                                         Joseph N. Debs


                                                  By:  /s/Lawrence D. Ellis
                                                       --------------------
                                                         Lawrence D. Ellis


                                                  By:  /s/Kenneth R. Jacobson
                                                       ----------------------
                                                          Kenneth R. Jacobson


                                                  By:  /s/Leerie T. Jenkins, Jr.
                                                       -------------------------
                                                          Leerie T. Jenkins, Jr.

                                                  By:  /s/J. Ronald Ratliff
                                                       --------------------
                                                         J. Ronald Ratliff


                                                  By:  /s/Brian P. Reed
                                                       ----------------
                                                         Brian P. Reed


                                                  By:  /s/David K. Robertson
                                                       ---------------------
                                                         David K. Robertson